UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

B. Riley Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

05580M108

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05580M108

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,041,164
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,041,164
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,041,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 30,295,303 shares of Common Stock of the Issuer outstanding as of May 3, 2024, as reported by the Issuer in the Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “10-Q”).

This Amendment No. 1 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2014 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of B. Riley Financial, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of B. Riley Financial, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 11100 Santa Monica Blvd, Suite 800, Los Angeles, California 90025.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is amended to add the following:

On August 15, 2024, Bryant R. Riley submitted a letter to the Board of Directors of the Company proposing to acquire all of the shares of common stock of the Company that he does not presently own for a purchase price of $7 per share. As the Chairman of the Board of Directors, Co-Chief Executive Officer and largest shareholder of the Company, Mr. Riley is involved on a daily basis in influencing and considering the strategy and operations of the Company. In those capacities, Mr. Riley is involved in all significant aspects of the Company, including the Company’s business, operations, management, ownership, capital and corporate structure, dividend policy, corporate governance, board composition, incentive programs and transactions as a means of enhancing shareholder value, including share repurchases and strategic and other corporate transactions. In connection with strategic or other corporate transactions, Mr. Riley has in the past engaged and expects to continue to engage in discussions with, and may exchange information with, potential strategic partners, acquirers, investment professionals and potential financing sources, may participate in any such transaction as principal and/or as a provider of financing and may enter into agreements with respect to the foregoing. Mr. Riley has in the past considered and may in the future consider a wide variety of matters and plans or proposals that could result in the occurrence of any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. As a result of his ownership interest in the Company, Mr. Riley exercises significant influence and control over the Company’s business practices and strategy and all matters requiring action by the Company’s stockholders, including the election of the entire Board of Directors of the Company and the ability as a stockholder to unilaterally approve or reject strategic or other corporate transactions.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

(a) – (b) As of the date hereof, Bryant R. Riley beneficially owns 6,844,926 shares of Common Stock, representing 22.6% of the Issuer’s Common Stock outstanding. Bryant R. Riley may be deemed to indirectly beneficially own 196,238 shares of Common Stock representing 0.6% of the Issuer’s Common Stock, of which (i) 17,538 are held as sole custodian for the benefit of Abigail Riley, (ii) 17,538 are held as sole custodian for the benefit of Charlie Riley, (iii) 17,537 are held as sole custodian for the benefit of Eloise Riley, (iv) 17,538 are held as sole custodian for the benefit of Susan Riley, and (v) 126,087 are held by B. Riley Financial, Inc. 401(k) Profit Sharing Plan FBO Bryant R. Riley. The shares of Common Stock previously reported as being held by the Robert Antin Children Irrevocable Trust were transferred to a different entity and as such, Bryant R. Riley is no longer deemed to have voting or dispositive power over the shares.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information with respect to the letter to the Board of Directors of the Company in Item 4 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1*	Letter to the Board of Directors by the Reporting Person

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2024

/s/ Bryant R. Riley
Name:	Bryant R. Riley

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